                                                                    EXHIBIT 12.2

                        CENCOM CABLE ENTERTAINMENT, INC.
                 RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
                         (In Thousands, Except Ratios)



                                                1997            1996             1995
                                              ---------    -----------         ----------
Earnings
  Net loss (2)                                 (14,076)       (12,405)           (10,439)
  Fixed Charges                                 14,076         12,405             10,439
                                               -------       --------           --------
       Earnings                                    -              -                  -
                                               =======       ========           ========

Fixed Charges
  Interest Expense                              14,076         12,405             10,439
  Interest Element of Rentals                      -              -                  -
 Amortization of debt costs                        -              -                  -
                                               -------       --------           --------
       Total Fixed Charges                      14,076         12,405             10,439
                                               =======       ========           ========
Ratio of Earnings to Fixed Charges (1)             -              -                  -


(1) Earnings for the year ended December 31, 1997, 1996 and 1995 were insufficient to cover fixed charges by $14,076, $12,405 and $10,439, respectively. As a result of such deficiencies, the ratios are not presented above.

(2)    Net loss excludes equity in loss of unconsolidated limited partnership.